Filed by Fairfax Financial Holdings Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Allied World Assurance Company Holdings, AG

Subject Company’s Commission File Number: 001-32938

Date: June 29, 2017

FAIRFAX FINANCIAL AND ALLIED WORLD RECEIVE ALL REGULATORY
APPROVALS TO COMPLETE EXCHANGE OFFER

June 29, 2017 — Toronto, Ontario and Zug, Switzerland: Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and Allied World Assurance Company Holdings, AG (“Allied World”) (NYSE: AWH) announce that they have received all regulatory approvals that are necessary to complete Fairfax’s previously announced offer for all of the outstanding registered ordinary shares of Allied World. All conditions to completion of the offer, other than the 90% minimum tender condition, have therefore been satisfied. You are urged to tender your shares as soon as possible.

The offer is set to expire at 11:59 p.m., New York City time, on June 30, 2017, unless the offer is extended.

Allied World shareholders who have not yet accepted the offer are urged to do so as soon as possible and in any event by 11:59 p.m. (New York City time) on June 30, 2017, which is when the offer and withdrawal rights will expire, unless the offer is extended.  Financial intermediaries holding Allied World shares on your behalf may have set earlier deadlines for shareholders to notify them of their intention to accept the offer, and so, if you intend to accept the offer, you should contact your financial intermediary (if relevant) to ensure you are aware of any such deadline.  Full details of how to accept the offer are set out in the registration statement on Form F-4, which includes a prospectus, and the Tender Offer statement on Schedule TO (including the related letter of transmittal and other offer documents) filed by Fairfax with the Securities and Exchange Commission and available on the SEC’s website, www.sec.gov, and on Fairfax’s website, www.fairfax.ca.

If you require further information on how to tender your Allied World shares, please contact Georgeson LLC, the information agent for the offer, toll-free at 1 (800) 248-7690.

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

About Allied World

Allied World, through its subsidiaries and brand known as Allied World, is a global provider of innovative property, casualty and specialty insurance and reinsurance solutions. Allied World offers superior client service through a global network of offices and branches. All of Allied World’s rated insurance and reinsurance subsidiaries are rated A by A.M. Best Company, A by Standard & Poor’s, and A2 by Moody’s, and our Lloyd’s Syndicate 2232 is rated A+ by Standard & Poor’s and AA- by Fitch.

For further information contact:

Fairfax
Paul Rivett, President
John Varnell, Vice President, Corporate Development
at (416) 367-4941

Allied World
Media: Faye Cook, Senior Vice President, Marketing & Communications at (441) 278-5406
Investors: Giuseppe Montefinese, Manager, Strategy & Investor Relations at (646) 794-0690

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute or form part of an offer to sell or exchange or the solicitation of an offer to buy, exchange or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom.  An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Fairfax may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the exchange offer for all of the outstanding registered ordinary shares of Allied World, Fairfax has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus, and a Tender Offer statement on Schedule TO (including a related letter of transmittal and other offer documents), which has been and will be further amended.  Allied World has filed with the SEC a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer, which has been and will be further amended. SHAREHOLDERS OF ALLIED WORLD ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY (INCLUDING THE EXHIBITS THERETO) AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.  These materials and Fairfax’s other public filings with the SEC may be obtained without charge at the SEC’s website, www.sec.gov. Any materials filed with the SEC may also be obtained without charge at Fairfax’s website, www.fairfax.ca.

Any proxy statement and any other relevant documents filed by Allied World with the SEC, as well as any amendments or supplements to those documents and Allied World’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Allied World’s website, www.awac.com.

Participants in the Solicitation

Fairfax and Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from Allied World’s shareholders in favour of the merger. Information about Allied World’s directors and executive officers is available in Allied World’s amended Annual Report on Form 10-K dated April 27, 2017. Information about Fairfax’s directors and executive officers is available in Fairfax’s management proxy circular dated March 10, 2017 for its 2017 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement, the prospectus and other relevant materials filed with the SEC regarding the merger. Investors should read the definitive proxy statement and the prospectus carefully before making any voting or investment decisions.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements within the meaning of applicable Canadian and United States securities laws and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should,” and other similar expressions.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax, Allied World or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements reflect the current views of management of Fairfax and Allied World and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Fairfax and Allied World, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.

Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to the risks and uncertainties described in: (i) Fairfax’s most recently issued Annual Report which is available at www.fairfax.ca and in its Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com; and (ii) Allied World’s most recently issued Annual Report filed on Form 10-K, which is available on EDGAR at www.sec.gov. Each of Fairfax and Allied World disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

There can be no assurance that the offer and/or the merger will occur or that the anticipated benefits of the offer and merger will be realized. The completion of the offer and the merger is subject to various approvals, including competition, antitrust and insurance regulatory approvals.